UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 9 September 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code:   ZAE000018123
DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that C Feebrey, a director of a major subsidiary, Gold Fields Australasia Pty Ltd, have sold all of his Bonus Shares (“BS”) which were awarded to him in terms of the Gold Fields Limited 2012 Share Plan as amended.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares. Details of the transaction are set out below.

Name
C Feebrey
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 07 September 2015
Number of Shares - sold
10,434
Class of Security
Ordinary shares
Market Price per share R40.8747
Total Value
R426,487
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
09 September 2015
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 9 September 2015
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer